SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 25 February 2011

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Director/PDMR Shareholding dated 17 February 2011
99.2	Blocklisting Application dated 18 February 2011
99.3	Director/PDMR Shareholding dated 22 February 2011
99.4	Holding(s) in Company dated 24 February 2011

Exhibit No: 99.1

17 February 2011

INTERCONTINENTAL HOTELS GROUP PLC

Notification of transactions by directors, persons discharging managerial responsibility or connected persons

In respect of the conditional rights over InterContinental Hotels Group PLC ("Company") ordinary shares awarded to a number of participants in the Company's Long Term Incentive Plan ("LTIP"), the Company was notified on 17 February 2011 that, following the vesting on 16 February 2011 of 73.8% of the LTIP award for the period ended 31 December 2010, the following numbers of shares (net of income tax liabilities) were released for no consideration to the following directors and other PDMRs:

                                                                  Net number of
Directors                                                 shares awarded

James Abrahamson                                        69,039
Andy Cosslett                                                 91,691
Kirk Kinsell                                                      35,065
Richard Solomons                                          58,307

Other PDMRs

Tom Conophy                                                 37,292
Tracy Robbins                                                 31,211
Tom Seddon                                                    34,466
George Turner                                                 35,182

In addition, and as announced on 24 February 2009, Jim Abrahamson, President, The Americas, was awarded conditional rights over 135,000 InterContinental Hotels Group PLC ordinary shares, to be released in three tranches.  Accordingly, 25,517 shares (net of income tax and social security liabilities) were released to Mr Abrahamson on 17 February 2011.

---------------Ends--------------

Name of Contact for this RNS Announcement:
Helen Martin
Company Secretariat
InterContinental Hotels Group PLC
Tel: 01895 512244

Exhibit No: 99.2

18 February 2011

InterContinental Hotels Group PLC

Blocklisting Application

Application has been made to The UK Listing Authority and The London Stock Exchange for a block listing of 135,000 Ordinary shares of 13 29/47 pence each under the Executive Share Option Plan, to trade on The London Stock Exchange and to be admitted to The Official List. The shares shall rank equally with the existing issued shares of the Company.

Catherine Springett
Deputy Company Secretary
18 February 2011

Exhibit No: 99.3

22 February 2011

INTERCONTINENTAL HOTELS GROUP PLC

Notification of transactions by directors, persons discharging managerial responsibility or connected persons

On 21 February 2011 the following directors and other persons discharging managerial responsibility were awarded rights for no consideration over the numbers of InterContinental Hotels Group PLC (the "Company") ordinary shares shown below under the Company's Annual Bonus Plan in respect of the 2010 financial year.

                                                                  Number of
Directors                                                 shares awarded

Andrew Cosslett                                            51,005
James Abrahamson                                       27,758
Kirk Kinsell                                                     27,375
Richard Solomons                                         32,295

Other PDMRs

Tom Conophy                                                 21,326
Tracy Robbins                                                 20,377
Tom Seddon                                                    19,526
George Turner                                                 13,585

The awards are conditional on the participants' continued employment with the Group until 21 February 2014.

---------------Ends--------------

Name of Contact for this RNS Announcement:
Helen Martin      Tel: 01895 512244
Company Secretariat
InterContinental Hotels Group PLC

Exhibit No: 99.4

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	INTERCONTINENTAL HOTELS GROUP PLC

2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	√
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation:	JPMorgan Asset Management Holdings Inc.
4. Full name of shareholder(s) (if different from 3.):	JPMorgan Asset Management (UK) Limited JPMorgan Investment Management Inc JPMorgan Asset Management (Taiwan) Limited JPMorgan Chase Bank, National Association
5. Date of the transaction and date on which the threshold is crossed or reached:	21 February 2011
6. Date on which issuer notified:	23 February 2011
7. Threshold(s) that is/are crossed or reached:	5% upwards

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
Ordinary Shares	N/A	N/A			14,585,579		5.03%
GB00B1WQCS47

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
Contract for Difference				6,784	Nominal	Delta
						0.01%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
14,592,363	5.04%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Total disclosable holding for JPMorgan Asset Management Holding Inc: 14,592,363 (5.04%)

JPMorgan Asset Management (UK) Limited
JPMorgan Investment Management Inc
JPMorgan Asset Management (Taiwan) Limited
JPMorgan Chase Bank, National Association

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14. Contact name:	CATHERINE SPRINGETT DEPUTY COMPANY SECRETARY INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone number:	01895 512242

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	25 February 2011